CM 3/22

04003390

BB 3/10

RECD S.E.C.
FEB 27 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MISCHLER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 BAYSIDE DRIVE, SUITE 201
(No. and Street)

CORONA DEL MAR, CA 92625
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALTER M. MISCHLER, CHAIRMAN & CEO 949-720-0640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORBIN & COMPANY
(Name – *if individual, state last, first, middle name*)

2603 MAIN STREET, SUITE 600, IRVINE CA 92614
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER M. MISCHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISCHLER FINANCIAL GROUP, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
WALTER M. MISCHLER
CHAIRMAN & CEO
Title

Notary Public
SHERYL A. URTUSUASTEGUI, NOTARY PUBLIC

SHERYL A. URTUSUASTEGUI
Comm. # 1359150
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 2, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISCHLER FINANCIAL GROUP, INC.

SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

As of December 31, 2003

with

INDEPENDENT AUDITORS' REPORT THEREON AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

// CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mischler Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2003 you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplemental schedule of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Corbin & Company LLP

CORBIN & COMPANY, LLP

Irvine, California
January 22, 2004

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110
www.corbincocpa.com

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2003
Current assets:	
Cash and cash equivalents	$ 1,568,546
Commissions receivable	169,613
Prepaid expenses and other	78,246
Total current assets	1,816,405
Property and equipment, net of accumulated depreciation of $132,730	29,638
Cash surrender value of life insurance policy	52,859
	$ 1,898,902
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 332,733
Commissions payable	420,555
Total current liabilities	753,288
Commitments	
Shareholders' equity:	
Convertible preferred Series A stock, no par value; 50,000 shares authorized; 12,500 shares issued and outstanding; liquidation preference of $125,000	125,000
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	100,000
Contributed capital	261,578
Retained earnings	659,036
Total shareholders' equity	1,145,614
	$ 1,898,902

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and was licensed by the National Association of Securities Dealers, Inc. ("NASD") and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the NASD.

The Company conducts business on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of the Rule.

Securities Transactions

Accounting principles generally accepted in the United States of America require customer securities transactions and the related income and expenses to be reported on a trade-date basis. The Company currently records these transactions on a settlement-date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not material to the financial statements as of and for the year ended December 31, 2003. These transactions are cleared by Merrill Lynch/Broadcort.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the state of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash

The Company occasionally maintains cash balances at certain financial institutions in excess of amounts insured by federal agencies. As of December 31, 2003, the Company maintained cash balances of approximately $1,358,000 in excess of federally insured limits, of which approximately $825,000 is privately insured through a securities broker.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's commission receivables are primarily due from Merrill Lynch/Broadcort. The Company expects to collect amounts due because of the customer's history with the Company and the nature of the industry, although actual collections may differ.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Property and Equipment

Property and equipment consist of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The Company has no deferred tax assets or liabilities at December 31, 2003.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

Long-Lived Assets

The Company's management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management. At December 31, 2003, the Company's management believes there is no impairment of its long-lived assets. There can be no assurance however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2003:

Furniture and fixtures	$ 61,448
Equipment	100,920
	162,368
Less accumulated depreciation	(132,730)
	$ 29,638

NOTE 3 - CONVERTIBLE PREFERRED AND COMMON STOCK

No dividends may be declared on the common stock unless dividends are declared in equal amounts on all shares of convertible preferred stock. The preferred stock has no voting rights and is convertible on a one-to-one basis into common stock based on certain events as defined in the Company's Articles of Incorporation.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the convertible preferred stock shall be entitled to a liquidation preference of $10 per share before any payment or declaration and setting apart for payment of any amount shall be made with respect to the common stock. Further, after both the preferred shareholders and the common shareholders have been paid or credited $10 per share, they will participate equally on a pro rata share-for-share basis in the remaining equity of the Company.

During 2003, the shareholders agreed to contribute additional capital into the Company totaling $183,000. The contribution was recorded by reducing commissions payable to them.

NOTE 4 – COMMITMENTS

Operating Leases

The Company leases research software, equipment and office space under noncancelable operating leases. Approximate future annual minimum rental payments are as follows:

Years Ended December 31,	
2004	$ 162,000
2005	117,000
2006	116,000
2007	69,000
	$ 464,000

NOTE 4 – COMMITMENTS, continued

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility leases, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 5 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 15 percent of their earnings, up to allowable IRS limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2003, under the most restrictive requirement, the Company had net capital of $1,033,023 which was $933,023 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

NOTE 7 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

MISCHLER FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2003

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease) (a)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 1,137,542	$ 1,145,614	$ 8,072
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Prepaid expenses and other	68,863	68,863	-
Commissions receivable	14,090	14,090	-
Office equipment	7,664	29,638	(21,974)
Total deductions and/or charges	90,617	112,591	(21,974)
Net capital	1,046,925	1,033,023	(13,902)
Minimum net capital required	100,000	100,000	-
Excess net capital	$ 946,925	$ 933,023	$ (13,902)
Total aggregate indebtedness	$ 753,287	$ 753,287	$ -
Ratio of aggregate indebtedness to net capital	0.72 to 1	0.73 to 1	

(a) Difference relates to reduction of income tax receivable, capitalization of certain fixed assets, and additional depreciation expense taken in fiscal 2003 related to the capitalization of certain assets.

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mischler Financial Group, Inc.:

In planning and performing our audit of the statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110
www.corbincocpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Corbin & Company LLP

CORBIN & COMPANY, LLP

Irvine, California
January 22, 2004